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                                                                       EXHIBIT 5

Avigen Receives Patent Covering TVI Gene Therapy

Novel System Provides Stable and Predictable Genome Integration

ALAMEDA, Calif., Jan. 19 /PRNewswire/ -- Avigen, Inc. (Nasdaq: AVGN - news) today announced the issuance of United States Patent No. 5,843,742 covering its targeted vector integration (TVI) technology with applications in many gene therapy platforms. The broadest claim covers methods of integrating or inserting genes in a stable manner into the genome of any mammalian host cell. TVI is important since it is capable of imparting sustained long-term expression to many gene therapy platforms.

This is the third patent relating to adeno-associated virus (AAV) issued to Avigen in the past two months. On December 8, 1998, Avigen was issued United States Patent No. 5,846,528 covering erythropoietin gene therapy using AAV. On January 12, 1998, Avigen and Johns Hopkins University were issued United States Patent No. 5,858,351 covering any muscle delivery of AAV gene therapy. "This is an additional platform with novel properties adding to Avigen's strong and growing patent position in gene therapy." said John Monahan, Ph.D., President & CEO of Avigen, Inc.

TVI takes advantage of AAV's inherent ability to predominantly integrate itself into a specific location within the human genome believed to be harmless, thereby achieving long term expression. Moreover, it is believed that any potential risk of tumor formation caused by the random integration of the virus into a vital region of the host's genome is reduced.
TVI can be applied to any DNA or viral system.

"We believe that our TVI technology has utility in a wide range of gene therapy applications where stable integration of atherapeutic gene is desired for sustained long-term expression, and potentially adds an additional layer of safety to many genetherapy platforms currently being used by reducing the risks associated with random gene integration," said Dr. Monahan.

Based in the San Francisco Bay Area, Avigen, Inc., is a biotechnology company involved in the development of gene therapy products derived from adeno-associated virus for the treatment of inherited and acquired diseases. The Company's proposed gene therapy products are designed for in vivo administration to achieve the production of therapeutic proteins within the body.

NOTE: Except for the historical information contained herein, this news release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this press release, as well as other risks detailed from time to time in documents filed by Avigen with the SEC, including the report on Form 10-K for the year ended June 30, 1998. In particular, the foregoing discussion of the effect of patents issued involves risks and uncertainty, including the risks: that third parties may be successful in challenging the patents; or that new technologies will be developed that are superior in treating the diseases targeted by the Company.

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